INTERNATIONAL PETROREAL OIL CORPORATION
(Formerly PETROREAL OIL CORPORATION)
1750 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Tel: (604) 683-2220
Fax: (604) 683-2286

NC

02 DEC 10 AM 10:51

November 29, 2002

02060912

U.S. Securities and Exchange Commission
International Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Attention: Anne-Marie Tierney

Dear Ms. Tierney:

SUPPL

RE: INTERNATIONAL PETROREAL OIL CORPORATION
12g3-2(B) FILE NO. 82-3206

We enclose copies of the following documents:

1. Bulletins issued by TSX Venture Exchange on the name change and consolidation, effective on September 13, 2002.

2. Letter of Transmittal dated September 13, 2002 mailed to the registered shareholders.

3. Quarterly Report for the period ended September 30, 2002 which was filed today via SEDAR with B.C. Securities Commission, Alberta Securities Commission and TSX Venture Exchange.

4. News Release which was disseminated and filed on October 15, 2002 via SEDAR with the regulatory authorities as stated above.

5. News Release which was disseminated and filed today via SEDAR with the regulatory authorities as stated above.

Yours truly,

INTERNATIONAL PETROREAL OIL CORPORATION

Keiko Mizuno
Assistant Corporate Secretary

dlw 1/9

Enclosures

INFO
TSX VENTURE

Bulletins are available for companies which are currently listed on the TSX Venture Exchange.

02 DEC 10 AM 10:50

INTERNATIONAL PETROREAL OIL CORPORATION ("IOC")
[formerly PETROREAL OIL CORPORATION ("PTC")]
BULLETIN TYPE: Name Change and Consolidation
BULLETIN DATE: September 11, 2002
Tier 2 Company

Pursuant to a special resolution passed by shareholders on July 25, 2002, the Company has consolidated its capital on a 3 old for 1 new basis. The name of the Company has also been changed from PetroReal Oil Corporation to International PetroReal Oil Corporation.

Effective at the opening September 13, 2002, the common shares of International PetroReal Oil Corporation will commence trading on TSX Venture Exchange, and the common shares of PetroReal Oil Corporation will be delisted. The Company is classified as an 'Oil & Gas Exploration/Development' company.

Post - Consolidation
Capitalization: 200,000,000 shares with no par value of which
2,696,669 shares are issued and outstanding
Escrow: 124,000 escrow shares

Transfer Agent: Computershare Trust Company of Canada
Trading Symbol: IOC (new)
CUSIP Number: 460165 10 3 (new)

Date: September 13, 2002

PETROREAL OIL CORPORATION
1750-1177 West Hastings Street
Vancouver, BC
V6E 2K3

Consolidation and Name Change of PetroReal Oil Corporation

To Members Of International PetroReal Oil Corporation (formerly PetroReal Oil Corporation)

At an Annual General Meeting of Members of your Corporation held on June 25, 2002 members of the Corporation approved, by way of Special Resolution, a consolidation of the Corporation's shares with every three (3) common shares of PetroReal Oil Corporation before consolidation being consolidated into one (1) common share of International PetroReal Oil Corporation.

Accompanying this Notice is a Letter of Transmittal which should be completed and returned as soon as possible together with your present certificates of PetroReal Oil Corporation in person or by registered mail to the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, P.O. Box 7021, 31 Adelaide Street East, Toronto, Ontario, M5C 3H2.

The Letter of Transmittal contains explanatory notes which should be carefully read and understood by each member forwarding share certificates to Computershare Trust Company of Canada and members are urged to forward their certificates, for their own protection, by registered mail.

The effective date of the name change and consolidation is September 13, 2002.

INTERNATIONAL PETROREAL OIL CORPORATION

Karl Rollke
President

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)

LETTER OF TRANSMITTAL

TO: COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares of PetroReal Oil Corporation ("Common Shares"), which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Shares	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates representing common shares of International PetroReal Oil Corporation on the basis of one (1) share of **International PetroReal Oil Corporation** for (3) three shares of **PetroReal Oil Corporation.** No fractional shares will be issued.

The undersigned authorizes and directs Computershare Trust Company of Canada to issue a certificate for **International PetroReal Oil Corporation** to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by **International PetroReal Oil Corporation.**

Name **(please print)**			
Address			
City	Province	Postal Code	
Telephone (Office) ( )	(Home) ( )	Social Insurance Number	Tax Identification Number

Date: ______________________

____
Signature of Shareholder

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) Each shareholder holding share certificate(s) of PetroReal Oil Corporation must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Trust Company of Canada (the "Trust Company") at the office listed below. The method of delivery to the Trust Company is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b) Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c) Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to the Trust Company.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(e) International PetroReal Oil Corporation reserves the right if it so elects in its absolute discretion to instruct the Trust Company to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. **Lost Share Certificates**

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to the Trust Company together with a letter stating the loss. The Trust Company will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3. **Miscellaneous**

Additional copies of the Letter of Transmittal may be obtained from The Trust Company at the office listed below. Any questions should be directed to Computershare Trust Company of Canada at 1-800-564-6253 or by e-mail to caregistryinfo@computershare.com.

By Mail	P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attn: Corporate Actions	**By Hand or Courier**	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions

02 DEC 10 AM 10:01

BC FORM 51-901F

Incorporated as part of : Schedule A

ISSUER DETAILS NAME OF ISSUER **International PetroReal Oil Corporation** (Formerly PetroReal Oil Corporation)	FOR QUARTER ENDED September 30, 2002	DATE OF REPORT YYYY / MM / DD 2002 / 11 / 28

ISSUER ADDRESS 1750 - 1177 West Hastings Street				
CITY Vancouver	PROVINCE BC	POSTAL CODE V6E 2K3	ISSUER FAX NO. (604) 683-2286	ISSUER TELEPHONE NO (604) 683-2220
CONTACT NAME Keiko Mizuno		CONTACT POSITION Assistant Corporate Secretary		CONTACT TELEPHONE NO. (604) 683-2220
CONTACT E-MAIL ADDRESS KeikoMizuno@telus.net		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
[signature]	Andrew von Kursell	2002 / 11/ 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
[signature]	Adrian Rollke	2002 / 11 / 29

INTERNATIONAL PETROREAL OIL CORPORATION
INTERIM BALANCE SHEET
(Unaudited)

	September 30, 2002	December 31, 2001
Assets		
Current:		
Cash	$ 7	$ 13
Accounts receivable	2,102	1,905
Prepaid expenses	596	458
	2,705	2,376
Oil and gas property (Note 4)	115,830	119,234
	$ 118,535	$ 121,610
Liabilities		
Current:		
Bank indebtedness (Note 5)	$ 32,072	$ 30,454
Accounts payable	609,789	511,948
	641,861	542,402
Shareholders' Deficiency		
Share Capital (Note 6)	5,069,873	5,069,873
Deficit	(5,593,199)	(5,490,665)
	(523,326)	(420,792)
Going Concern (Note 1(b))	$ 118,535	$ 121,610

Approved by the Directors:

- See accompanying notes –

INTERNATIONAL PETROREAL OIL CORPORATION
INTERIM STATEMENT OF LOSS AND DEFICIT
(Unaudited)

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001	Cumulative Since Inception, September 10, 1997
Revenue:					
Chestermere					
- oil and gas revenue	$ 5,334	$ 5,712	$ 16,853	$ 28,594	$ 220,758
- operating expenses	(2,951)	(1,448)	(9,144)	(14,110)	(109,370)
- depletion	(1,226)	(1,273)	(3,970)	(4,891)	(64,381)
	1,157	2,991	3,739	9,593	47,007
Expenses:					
Administration fees	8,486	10,406	32,768	35,557	167,036
Bank charges	26	218	164	502	16,724
Filing fees and transfer agent	3,351	1,694	7,457	6,975	45,428
Interest	586	734	1,855	3,681	49,893
Legal and accounting	7,207	3,125	12,634	10,950	170,876
Management and consulting fees	1,038	1,933	6,965	25,916	269,582
Office and miscellaneous	2,785	5,055	6,009	10,440	68,290
Property investigation costs	-	-	-	-	25,902
Rent	11,610	11,844	35,064	35,612	201,223
Travel	3,360	-	3,360	-	12,386
	38,449	35,009	106,276	129,633	1,027,340
Loss before other items	37,292	32,018	102,537	120,040	980,333
Other Items:					
Gain on disposal of oil and gas property	-	-	-	-	14,442
Interest income	-	6	3	58	2,922
Write-off of Equador oil and gas joint venture	-	-	-	-	(305,262)
Writedown of accounts payable	-	-	-	-	47,122
Forgiveness of debt	-	-	-	-	14,304
	-	6	3	58	(226,472)
Net Loss	37,292	32,012	102,534	119,982	1,206,805
Deficit, beginning	5,555,907	5,440,818	5,490,665	5,352,848	4,386,394
Deficit, ending	$ 5,593,199	$ 5,472,830	$ 5,593,199	$ 5,472,830	$ 5,593,199
Weighted average number of Shares outstanding	2,696,669	2,696,669	2,696,669	2,696,669	
Net loss per share	$ 0.01	$ 0.01	$ 0.04	$ 0.04	

- See accompanying notes -

INTERNATIONAL PETROREAL OIL CORPORATION
STATEMENT OF CASH FLOWS
(Unaudited)

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001	Cumulative Since Inception, September 10, 1997
Operating Activities:					
Net Loss	$ (37,292)	$ (32,012)	$ (102,534)	$ (119,982)	$ (1,206,805)
Items not involving cash -					
Gain on disposal of oil and gas property	-	-	-	-	(14,442)
Depletion	1,226	1,273	3,970	4,891	64,381
Cancellation of note payable	-	-	-	-	(8,825)
Write-down of accounts payable	-	-	-	-	(38,297)
Write-off of Ecuador oil and gas joint venture	-	-	-	-	305,262
	(36,066)	(30,739)	(98,564)	(115,091)	(898,726)
Net change in non-cash working capital related to operating activities -					
Decrease (increase) in accounts receivable	696	1,152	(197)	14,009	1,244
Decrease (increase) in prepaid expenses	637	500	(138)	695	(596)
Increase in accounts payable	33,971	34,339	98,893	112,623	737,379
	(762)	5,252	(6)	12,236	(160,699)
Investing Activities:					
Proceeds on disposal of oil and gas property	-	-	-	-	165,600
Oil and gas property costs	-	(5,914)	-	(13,662)	(636,065)
	-	(5,914)	-	(13,662)	(470,465)
Financing Activities:					
Net increase in back indebtedness	-	-	-	-	30,454
Net (decrease) increase in loan payable	-	-	-	(4,269)	-
Repayment of debenture payable	-	-	-	-	(520,000)
Issuance of share capital	-	-	-	-	872,661
Issuance of special warrants	-	-	-	-	247,047
	-	-	-	(4,269)	630,162
(Decrease) Increase in Cash	(762)	(662)	(6)	(5,695)	(1,002)
Cash, beginning	769	1,094	13	6,127	1,009
Cash, ending	$ 7	$ 432	$ 7	$ 432	$ 7
Supplemental Disclosure of Cash Flow Information:					
Interest Paid	$ -	$ -	$ -	$ 967	$ 25,939
Non-cash Transactions:					
Conversion of debenture payable	$ -	$ -	$ -	$ -	$ 330,000
Settlement of interest payable through issuance of shares	$ -	$ -	$ -	$ -	$ 19,446
Settlement of other accounts payable through issuance of shares	$ -	$ -	$ -	$ -	$ 198,956

- See accompanying notes -

INTERNATIONAL PETROREAL OIL CORPORATION
NOTES TO INTERIM FINANCIAL STATEMENTS
September 30, 2002
(Unaudited)

1. Operations and Basis of Presentation

a) Stage of Operations

The company is a development stage enterprise that is evaluating oil and gas acquisition opportunities. The company plans to acquire and operate a significant producing oil and gas property, or a significant petroleum service operation, as its principal operation. The company does not consider its investment in the Chestermere Property (note 4) to be significant for purposes of determining development stage status. Inception of the development phase was on September 10, 1997, when the company was reactivated after a dormant phase.

b) Going Concern

The company does not have sufficient financing arranged to acquire oil and gas operations that it evaluates. The company has a working capital deficiency of $639,156 at September 30, 2002 and has accumulated operating losses of $1,206,805 from inception to September 30, 2002. The company will have to arrange financing to cover its working capital deficiency, to pay the purchase price and development costs for any operation it intends to acquire, and to fund future operating losses until profitable operations can be achieved. There is no assurance that additional financing will be available to the company on terms acceptable to the company.

These financial statements have been prepared on the basis that the company is a going concern. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

2. Accounting Policies:

a) Oil and Gas Properties –

The company follows the Canadian Institute of Chartered Accountants accounting guidelines relating to full cost accounting in the oil and gas industry for its petroleum and natural gas properties whereby all costs of acquisition of, exploration for and development of petroleum and natural gas reserves, net of related government incentives are capitalized in separate cost centres on a country-by-country basis. Capitalized costs are generally limited under "ceiling tests" to the value of future net revenues from estimated production of proved reserves at current prices and costs plus the costs of unproved properties. Costs are depleted by cost centre using the composite unit-of-production method based upon proved reserves estimated by professional engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content.

All exploration and production activities related to petroleum and natural gas are conducted jointly with others. Only the company's proportionate interest in such activities is reflected in the financial statements.

2. Accounting Policies (Continued):

b) Income Taxes -

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The carrying value of future income tax assets is limited to the amount that is more likely than not to be realized.

c) Loss Per Share -

Basic loss per share has been calculated using the weighted average number of shares outstanding during the period. Fully diluted loss per share has not been presented as it would be anti-dilutive.

d) Translation of Foreign Currencies -

Amounts in foreign currencies are translated to Canadian dollars as follows:

- Monetary items are translated at the rate of exchange in effect at the balance sheet date;
- Non-monetary items are translated at historical exchange rates; and
- Revenue and expense items are translated at the rate of exchange in effect on the dates they occur.

e) Cash -

Cash consists of cash and bank accounts integral to the company's cash management.

3. Financial Instruments:

Fair Values -

Unless otherwise noted, the fair market value of financial assets and liabilities which include cash, accounts receivable, bank indebtedness, and accounts payable, approximates their book value

INTERNATIONAL PETROREAL OIL CORPORATION
NOTES TO INTERIM FINANCIAL STATEMENTS
September 30, 2002
(Unaudited)

4. **Oil and Gas Property:**

Chestermere, Alberta Property

On October 2, 1998, the company acquired a 2.5% working interest in and to six producing oil and gas wells located in Chestermere area, approximately three miles east of the city of Calgary, Alberta for $276,000.

	September 30, 2002	December 31, 2001
Acquisition costs	$ 276,000	$ 276,000
Other capital costs	55,369	54,803
Less: Disposal	(151,158)	(151,158)
Less: Depletion	(64,381)	(60,411)
Total	$ 115,830	$ 119,234

On May 18, 2001, the company sold a 1.5% working interest in the Chestermere Property for $165,600, effective March 1, 2001. The closing of the sale is subject to the receipt of waivers of rights of first refusal from joint venture partners.

The purchase price was offset against a loan from the purchaser and other amounts owed to the purchaser. A former director of the company (who was a director when the agreement was entered into) controls the purchaser.

5. **Bank Indebtedness:**

The bank has demanded repayment of the indebtedness ($23,790) together with interest ($8,282) at the bank's prime interest rate plus 5% per annum.

6. **Share Capital:**

a) Authorized – 200,000,000 common shares without par value

On September 13, 2002, the company amended its memorandum and articles to consolidate its issued and unissued shares without par value on a three old for one new basis. The name of the company has also been changed from PetroReal Oil Corporation to International PetroReal Oil Corporation.

On September 13, 2002, the company further amended its memorandum to increase its authorized capital to 200,000,000 common shares without par value.

6. **Share Capital** (Continued):

b) Issued and Fully Paid -	No. of Shares*		Amount
Balance at inception, September 10, 1997	1,734,659	$	3,401,764
Consolidation of shares	(1,156,439)		-
Balance at inception, September 10, 1997	578,220		3,401,764
Shares issued for cash	133,333		160,000
Escrow shares cancelled (issued prior to inception)	(20,250)		-
Shares issued for cash	460,000		426,510
Balance, December 31, 1997	1,151,303		3,988,274
Debenture conversion	242,361		330,000
Warrants exercised	243,333		282,400
Balance, December 1998	1,636,997		4,600,674
Escrow shares issued	124,000		3,750
Special warrants exercised	333,333		247,047
Balance, December 31, 1999	2,094,330		4,851,471
Escrow shares cancelled (issued prior to inception)	(1,000)		-
Shares issued to settle accounts payable	603,339		218,402
Balance, December 31, 2000, December 31, 2001 and September 30, 2002	2,696,669	$	5,069,873

* The number of shares have been adjusted to reflect the September 13, 2002 3:1 consolidation of shares referred to above.

c) Stock Options -

The following stock options have been granted or cancelled since inception:

	Date of Vesting	Expiry Date	Exercise Price*	Number of Shares subject to Option*
Granted - December 8, 1998	December 8, 1998	December 8, 2003	$0.48	126,666
Cancelled - October 8, 2000		December 8, 2003	$0.48	(3,333)
Granted - March 2, 2001	March 30, 2001	March 2, 2006	$0.90	143,333
Cancelled - May 4, 2001		December 8, 2003	$0.48	(16,666)
Outstanding - December 31, 2001 and June 30, 2002				250,000

* The number of shares and exercise prices have been adjusted to reflect the September 13, 2002 3:1 consolidation of shares referred to above.

6. **Share Capital** (Continued):

d) Escrow Shares -

As at September 30, 2002, there are 124,000 (372,000 pre-consolidation) common shares subject to escrow agreements.

7. **Related Party Transactions:**

In addition to transactions described elsewhere in these financial statements, the company had the following transactions with officers or directors of the company and companies with which officers or directors or former officers and directors are associated.

	Nine Months ended September 30, 2002	Nine Months ended September 30, 2001
Transactions -		
Administration fees	$ 32,768	$ 29,991
Consulting fees	-	9,117
Interest expense	-	1,183
Rent	35,064	27,663

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

	September 30, 2002	December 31, 2001
Balance at period-end – included in Accounts payable	$ 504,549	$ 422,873

These balances are payable on demand and have arisen from the provision of services.

8. **Subsequent Events:**

On October 15, 2002, the company announced a non-brokered private placement of 2,600,000 units at a price of $0.10 per unit. Each unit consists of one share and one share purchase warrant exercisable over a two year period at a price of $0.13 per share. A finder's fee of 10% is payable in shares. The company also announced granting of incentive stock options on 260,000 shares at the exercise price of $0.13 per share. The terms of the private placement and stock option grant are subject to regulatory approval.

BC FORM 51-901F

Incorporated as part of : Schedules B and C				
ISSUER DETAILS NAME OF ISSUER **International PetroReal Oil Corporation** (Formerly PetroReal Oil Corporation)		FOR QUARTER ENDED September 30, 2002		DATE OF REPORT YYYY / MM / DD 2002 / 11 / 28
ISSUER ADDRESS 1750 - 1177 West Hastings Street				
CITY Vancouver	PROVINCE BC	POSTAL CODE V6E 2K3	ISSUER FAX NO. (604) 683-2286	ISSUER TELEPHONE NO (604) 683-2220
CONTACT NAME Keiko Mizuno		CONTACT POSITION Assistant Corporate Secretary		CONTACT TELEPHONE NO. (604) 683-2220
CONTACT E-MAIL ADDRESS KeikoMizuno@telus.net		WEB SITE ADDRESS		
CERTIFICATE *The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*				
DIRECTOR'S SIGNATURE [signature]		PRINT FULL NAME Andrew von Kursell		DATE SIGNED YYYY / MM / DD 2002 / 11 / 29
DIRECTOR'S SIGNATURE [signature]		PRINT FULL NAME Adrian Rollke		DATE SIGNED YYYY / MM / DD 2002 / 11 / 29

International PetroReal Oil Corporation

BC Form 51-901F Quarterly Report

For the Nine Month Period Ended September 30, 2002

Schedule B ***Supplementary Information***

1. The analysis (breakdown) of expenses (general and administrative expenses) required by Schedule B is shown on the statement of loss and deficit included as part of Schedule A.
2. Related party transactions are disclosed in notes 4 and 7 to the interim financial statements included as part of Schedule A.
3. (a) No securities were issued during the nine month period ended September 30, 2002.

   (b) No stock options were granted during the nine month period ended September 30, 2002.
4. The authorized, issued and outstanding share capital of the Company, stock options outstanding, and escrow shares remaining as at September 30, 2002 are summarized in note 6 to the interim financial statements included as part of Schedule A.
5. The directors and officers of the Company are:

Duane O. ("Swede") Nelson	Chairman and Director
Karl Rollke	President, Chief Executive Officer and Director
Owen Granger	Secretary/Treasurer and Director
Andrew von Kursell	Director
Adrian Rollke	Director
Peter Wilson	Vice-President of Investor Relations
Keiko Mizuno	Assistant Secretary

Schedule C ***Management Discussion and Analysis***

Description of Business

The Company owns a small interest in the Chestermere oil and gas field near Calgary, Alberta, and is actively seeking to acquire other oil and gas interests.

Oil and Gas Activities

The Company's goal for the year 2002 is to acquire oil and gas producing projects with self-supporting cash flows and on-going prospects for enhancement.

The Company has agreed to sell 60% of its interest in the Chestermere Property to an affiliate of the Company's former Chairman. This sale eliminated $165,600 in loans and accounts payable of the Company and resulted in a gain of $14,442 in fiscal 2001. The effective date of the sale is March 1, 2001, although the transaction closing is still subject to right of first refusal waivers from other interest holders in the Chestermere Property. The purchaser will have a right of first refusal to purchase the balance of the Company's interest in the Chestermere property.

The oil and gas revenue and expenses from Chestermere Property for the nine month period ended September 30, 2002 decreased significantly compared with the same period in 2001 due to the following reasons:

Schedule C Management Discussion and Analysis (Continued)

Oil and Gas Activities *(Continued)*

a) The 2002 figures reflect the Company's reduced working interest share of 1% from 2.5% effective March 1, 2001 (i.e. 1% for nine months in 2002 versus 2.5% for two months and 1% for seven months in 2001).

b) The production volume for oil decreased by 15% during the nine month period ended September 30, 2002, compared with the same period in 2001 and the production volume for gas was much lower by approximately 42% in 2002 than in 2001. Higher production share (2.5% instead of 1%) in the first two months of 2001 was the major cause of these significant decreases.

c) The average sale price for oil was lower by approximately 1.6% and for gas lower by approximately 26% during the nine month period in 2002 compared with the same period in 2001.

d) The operator charged, during the first quarter in 2002, retroactive adjustments of $3,962 for Freehold Mineral Taxes claimed to be undercharged for 1999, 2000, and 2001.

The net result was a decrease in oil and gas revenue to $16,853 for 2002 from $28,594 for 2001. The Company's share of total production for the nine month period ended September 30, 2002 was equivalent to 398 barrels of oil, compared to 490 barrels for the same period in 2001. The average revenue per barrel equivalent was $42 and $58 in the first nine months of 2002 and 2001 respectively ($52 in 2002 if tax adjustments in d) above were excluded). The average revenue per barrel equivalent for fiscal 2001 was $53.

Administrative expenses

Expenses during the nine month period ended September 30, 2002 were generally lower than the same period in 2001, resulting in a $23,357 decrease in total expenses from $129,633 to $106,276. Higher figures in filing fees and transfer agent and legal and accounting were due to costs related to the share capital consolidation and corporate name change. The main reason for reduction is $18,951 reduction in management and consulting fees. Management and consulting fees payable to management in 2002 was nil compared with $9,117 in 2001. Management and consulting fees for 2001 included $11,367 paid to financing consultants (2002 - nil).

Interest expense was lower in 2002 than 2001 due to the cessation of interest accruing on the loan that was offset against the partial sale of the Chestermere Property effective March 1, 2001.

Investor Relations Activity

The Company did not undertake any significant investor relations activity during this period.

Schedule C   Management Discussion and Analysis (Continued)

Subsequent Events

On October 15, 2002, the company announced a non-brokered private placement of 2,600,000 units at a price of $0.10 per unit. Each unit consists of one share and one share purchase warrant exercisable over a two year period at a price of $0.13 per share. A finder's fee of 10% is payable in shares. The company also announced granting of incentive stock options on 260,000 shares at the exercise price of $0.13 per share. The terms of the private placement and stock option grant are subject to regulatory approval.

Liquidity and Solvency

Management expects that the Company's current working capital deficit, equal to $639,156 at September 30, 2002, will be financed at the same time as project financing for new project acquisitions is completed. The company will need to secure significant additional funding to continue its operations and acquisition activities.

Consolidation and Name Change

During the Company's annual general meeting held on June 25, 2002, special resolutions, as disclosed in the Notice of the meeting and Information Circular dated May 17, 2002, were passed to; i) consolidate the common shares of the Company on a 3 to 1 basis, and ii) change the name of the Company from PetroReal Oil Corporation to Consolidated PetroReal Oil Corporation or such other name as the Board of Directors may approve, and iii) increase the post-consolidation common shares of the Company to 200,000,000 common shares without par value.

On September 13, 2002, the Company completed the above-stated changes in its share capital and changed its name to International PetroReal Oil Corporation. Effective at the opening of September 13, 2002, the common shares of International PetroReal Oil Corporation commenced trading on TSX Venture Exchange under the new trading symbol of IOC.

NEWS RELEASE
Date: October 15, 2002

12g3-2(b) Exemption No.: 82-3206
CDNX Trading Symbol: IOC

INTERNATIONAL PETROREAL OIL CORPORATION

1750-1177 West Hastings Street
Vancouver, BC
V6E 2K3

Telephone Number: (604) 683-2220
Fascimile Number (604) 683-2286

In an attempt to reorganize its financial affairs and correct a working capital deficit the Company is pleased to announce that its has been successful in negotiating a non-brokered private placement of 2,600,000 units at a price of $0.10 per unit. Each unit consists of one share and one share purchase warrant exercisable over a two year period at a price of $0.13 per warrant.

A finder's fee of 10% is due and payable in connection with the placement either in cash or securities at the election of the finder.

The proceeds of the private placement will be used by the Company to pay current liabilities and to provide general working capital.

The Company has further agreed to grant incentive stock options on 260,000 shares at the price of $0.13 per share.

The terms of the private placement and stock option grant are subject to TSX approval.

INTERNATIONAL PETROREAL OIL
CORPORATION

Karl Rollke
President

NEWS RELEASE
Date: November 29, 2002

12g3-2(b) Exemption No.: 82-3206
TSX Venture Trading Symbol: IOC

International PetroReal Oil Corporation

(Formerly PetroReal Oil Corporation)
1750-1177 West Hastings Street
Vancouver, BC Canada V6E 2K3
Telephone: (604) 683-2220
Fascimile: (604) 683-2286

The following summary financial information has been extracted from the interim financial statements of International PetroReal Oil Corporation for the interim periods ended September 30, 2002, which are available in pdf format on the SEDAR website at www.sedar.com. Please contact the company if you would like a printed copy.

Financial position	September 30, 2002	December 31, 2001
	$	$
Current assets	2,705	2,376
Oil and gas property	115,830	119,234
Current liabilities	641,861	542,402
Shareholders' deficiency	(523,326)	(420,792)

	Three months ended September 30,		Nine months ended September 30,	
Operating results	2002	2001	2002	2001
	$	$	$	$
Oil and gas revenue	5,334	5,712	16,853	28,594
Net oil and gas revenue	1,157	2,991	3,739	9,593
Administrative and general expenses	38,449	35,009	106,276	129,633
Interest income	-	6	3	58
Net Loss	37,292	32,012	102,534	119,982
Net loss per share	0.01	0.01	0.04	0.04

The company's share of total production from Chestermere Property, Alberta for the nine months period ended September 30, 2002 was equivalent to 398 barrels of oil, compared to 490 barrels for the same period in 2001. The average revenue par barrel equivalent was $42 and $58 in the first nine months of 2002 and 2001 respectively.

Net loss per share reflect the September 13, 2002 3:1 consolidation of the Company's share capital.

INTERNATIONAL PETROREAL OIL CORPORATION

Andrew von Kursell
Director